U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            FORM 10-SB12G
                       AMENDMENT NO. 2

                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                             eXmailit.com
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                         88-0469593
----------------------      -----------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


      530-999 West Hastings Street
        Vancouver, B.C., Canada                  V6C 2W2
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                         (604) 688-4060
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

General
-------
eXmailit.com was incorporated in the State of Nevada on April 6, 2000 to engage in the business of providing Internet-based email-to-mail printing and delivery services; however, in the event we are unsuccessful in our current proposed business plans, our articles of incorporation and bylaws allow us to change our plan of operation to a different type of business.

We are currently in the development stage and have not yet commenced operations or generated any revenues. At March
31, 2002 and as of the date of the filing of this amended registration statement, our accumulated deficit is $80,127. We have established the eXmailit.com website, which will provide an Internet-based email-to-mail service. The network consists of a consumer-based, software product and will have a number of strategically located international distribution centers, which will enable users to send email as standard mail. We intend to offer an email-to-mail service to the general public and business clients worldwide. The service will be available to any client anywhere in the world for any destination The clients will deposit funds into an account, which will allow them to send traditional mail via securely encrypted email to any point on the globe using regional domestic rates and postal services. The clients will also be able to include photographs or other color documents. Our objective is to establish the eXmailit.com network and brand name as a trusted and comprehensive email-to-mail service on the Internet.

Available Information
---------------------
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission(the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

Products and Services
---------------------
We are still developing our proprietary software and are approximately 60% complete for our beta test release.

The basic components of the eXmail software are: a full text editor (word processor), a SMTP (Simple Mail Transfer Protocol) engine, a POP mail manager, a CGI/PERL database interface and a routing engine. To date, we have completed the text editor, SMTP and POP elements, consisting of approximately 1100 pages of programming code. We calculate the work to date to be about 60% of the total work required to complete the basic components of the software. We are currently writing the database interface and routing engine. When we are finished, we will issue 100 copies of the software to prospective clients who have signed up for our beta test program. Based upon the bug reports, we will write the fixes and redistribute the beta program for a second beta test.
This process will continue until the program appears stable to the testers, at which time it will be offered to the general public.

The principal product for our proposed global Internet email network is eXmail, a stand-alone application developed specifically for multi-platform compatibility. A stand-along application is one that does not require any other application or software to run; it is complete by itself.
We are developing this application so it will run under Windows, Macintosh and Linux operating systems, making it multi-platform compatible. All existing email programs, such as Outlook Express, Netscape Navigator or Eudora function essentially in the same way: the user composes, sends and retrieves email through the software program.
The eXmail software will offer those same functions, plus the ability to send the email as regular mail. eXmail will allow computer users to send an email, which will be converted into hard copy mail 24 hours a day and delivered almost anywhere in the world, from whatever online communications device they are using. We intend to offer the software as freeware, which means it will be provided free to clients upon request and will not require password protection. We are also developing the software so it will support multiple languages, including, English, French, German, Spanish, Mandarin, Korean, Italian,
Swedish, Norwegian, Japanese, Chinese, Portuguese and Danish.

eXmailit.com's cross platform, stand-along software is being designed to allow the simplicity and ease of use most end users have become accustomed to with their existing email programs. It will not require users to log onto the Internet to compose their letters via a website, but rather, will utilize the same functions as existing email programs. The only substantial difference will be the recipient's physical address will need to be entered in place of the email address and the user will be required to purchase postage through our online service. Our initial service will be limited to black and white, high-quality 1200dpi output on standard A5 size paper in North America; however, we intend to adopt and print on the standard envelope and paper sizes of each country where we will be printing mial. eXmail features are being designed to allow consumers to send personalized form letters, memos, resumes, certificates, invitations, photos and other personal documents. The eXmail application is also being developed for direct marketing, mass mailing and the secure transfer of legal and financial documents, including invoices, confirmations, statements, money orders and checks.

All users will be required to establish a postage account and purchase a minimum $10.00 in postage. Clients will be required to use a credit card to purchase their postage.
There is no expiration on funds deposited and, upon written request, funds will be returned and credited to the client's credit card. There will be no limit on the dollar amount of credit a client may accumulate in their account and we do not intend to extend any credit. Purchases will be immediately posted and cleared through the credit card company. The account will be linked via a software key to the user's hardware. The eXmail software program will reveal to the user, in local currency, the cost and savings per piece and postage remaining after each email is sent. When the user's account reaches zero or is insufficient for the postage requested, they will be prompted to purchase additional postage.

We are in preliminary verbal negotiations with several large corporations, including International Mail Consultants, Inc., Bell and Howell and Pitney Bowes, about the possible incorporation of their state-of-the-art, integrated mailing systems into our eXmail software. These fully automated digital systems would print, fold, stuff, seal and address outgoing envelopes, providing optimum accuracy, security and privacy for our customers. In addition, to further protect the privacy of our clients' email-to-mail documents, we are developing an encryption system that will prevent Internet eavesdroppers from decoding any intercepted email.

The eXmail service would virtually eliminate the primary collection and distribution cycle of the local post office, thereby reducing the time it takes for mail to reach its final destination. For example, the client will no longer deposit a letter in a mailbox for U.S. Postal Service pickup and distribution; they would compose their letter and send it through the Internet using the eXmail software program. The email would then be routed to the nearest eXmailit printing and distribution center, where it would be printed, put into an envelope, sealed, posted and routed to the nearest local postal facility on a daily basis via ground transport for delivery. This would save the client the handling, distribution and transportation time from the point of origin, which, in some locations can amount to several days or weeks.

                        4
<PAGE



Since there is no net dollar savings to domestic users, we intend to focus our marketing to non-US locations. The savings will be realized by the differential in international postage rates versus domestic postage rates, e.g., from Argentina to the United States, a first-class letter costs $1.25 US to mail; however, if eXmailit is used, the cost is the domestic rate of $.37 US, plus our $.10 US flat rate. The net savings to the client would be $.78 US.

We will attempt to lease small office or warehouse space in Nassau, the Bahamas, Singapore and Amsterdam to set up our initial distribution centers. These locations were chosen because of the low cost of postage and easy access via air transport to neighboring countries/continents. We will attempt to locate our distribution centers near airports and their respective post offices. We expect our initial distribution centers to forward the email-to-mail documents to most of the countries in the world; however, we will post an online table, which will be periodically updated as centers and countries are added, delineating the countries that will and will not be available for service once we complete out beta tasting phase and begin distribution of our software.

 We estimate that each distribution center will initially be manned by 2 employees, working the required number of hours to handle the incoming and outgoing mail. We intend to ensure that one of our employees in each location speaks the local language and English to overcome any language barriers. Employees will then be added on an as-needed basis, as business operations grow and locations are added.

 Our revenue model is based on sales of our service, which will charge a flat fee of $.10 US per letter. In addition, local postage costs for delivery of the mail to the local destination will be passed directly to the client. All costs will be charged directly to the clients' account. Another possible source of revenue will be banner advertising on our website. In addition, we may realize some revenues by bundling our software with other larger software offerings.
 For example, we could make our software available as a plug-in with other programs, such Outlook Express, Netscape Navigator, Eudora or any other number of software programs, which would potentially increase our revenue by increasing our exposure and, thus, number of clients. Our software could be bundled (included) with an internet browser software package such as Netscape Navigator or Internet Explorer in a manner like Apple QuickTime, Macromedia Flash or Adobe Acrobat
Reader. These plug-in programs, as will our eXmail program, only require adherence to their own distribution policies and traditionally do not require written or other types of permission for distribution of bundled software programs.

To date, we have not entered into any written agreements or contracts with any foreign post offices, foreign governments, potential banner-advertising customers or other third parties, or established any distribution centers. We are still in the development stage and are approximately six to nine months away from implementation of our website and delivery of our proprietary eXmail software.

Business Strategy
-----------------
Our business strategy in seeking to establish the eXmailit.com network and brand name as a trusted and comprehensive source of email-to-mail services on the Internet incorporates the following key elements:

- Establish the eXmailit.com Brand - Create a strong brand with which consumers will associate trustworthiness and credibility of services. During the first three years of operation, we intend to allocate up to 25% of our net income to develop and build brand recognition through on-line advertising, general advertising and strategic alliances with product vendors for service trade, such as envelope and paper manufacturers. We believe we will be consuming large quantities of these products and, as such, will be able to form a business partnership or alliance with preferred vendors who could potentially use our services in trade for their products. We feel that developing service-for-trade alliances with well-known or well-established vendors would help to enhance our brand name recognition. However, we have not yet contacted any potential vendors or entered into any negotiations or agreements, as we are still in the development stage and our software is not yet completed. We will be exploring the possibility of obtaining copyright and trademark protection for our eXmail and eXmailit names in the future, all of which will depend on whether we can afford to apply for the protection at this time.

The majority of research since inception has been done by our President, Kevin Ryan, at zero cost to us. Mr. Ryan has been developing the software application with limited assistance from outside consultants. eXmailit owns 100% of all software developed. Minimal consulting and assistance was obtained from former colleagues of Mr. Ryan's and at no time were these consultations paid for nor is any money owed for them. We estimate the $10,000 we intend to spend during the next twelve months will bring the software application to release status after several months of beta testing and upgrading, where necessary.

Marketing
---------
Media purchasing will be the most significant component to our brand awareness and customer acquisition strategy. We believe that for the first several years, traditional advertising, in conjunction with Internet banner and button advertising, plus the free distribution of the eXmail software, will be of primary importance in the acquisition of new customers. We intend to promote eXmailit.com to the mass Internet audience through television, radio, magazine, newspaper, billboard and Internet banner advertising in order to attract first time users. To date, we have not entered into any written or verbal agreements or contracts with any of the media sources; however, we have received advertising rates from Yahoo and NBC television and radio.

Competition
-----------
We compete directly for users and advertisers with numerous Internet and non-internet businesses, including: netgram.com, sendsnailmail.com; on-line and Internet portal companies that provide email services to their users, such as America Online, Inc.; Microsoft Network; Yahoo!, Inc.; Excite, Inc., and Lycos Corporation; traditional postal services, such as the United States Postal Service, Federal Express and other courier companies.

We believe that competition in the on-line mail industry is based primarily on:

  - speed, ease of use, convenience and savings;
  - brand recognition; and
  - the quality and market acceptance of new enhancements to current features and tools.

Since we are still in the development stage and have not yet commenced business operations, it is not yet possible to determine what our ranking within the industry will be; however, we feel that our ability to offer international services at the local domestic prices, which vary from country to country, will make us a favorable choice in countries where the mail service is very slow or unreliable. Initially, however, our rates will be based upon the rates to and from our three proposed initial distribution centers in the Bahamas, Singapore and The Netherlands. Postage will be purchased in those countries until we add other distribution centers in other locations as demand grows.
To be competitive, we must be prepared to respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovative technologies by continuing to enhance our products and services, as well as our sales and marketing channels. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Any significant increases in competition will make it more difficult for us to gain market share or may force us to charge lower prices, either of which could adversely affect our business operations.

Government Regulation
---------------------
General Internet Regulations - There are an increasing number of laws and regulations pertaining to the Internet, which could affect our proposed business operations. In addition, new laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet or on-line content regulation. The requirement that we comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and/or financial condition.

We are currently subject to the laws governing intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secrets, obscenity, personal privacy, taxation, regulation of professional services, and the regulation of the sale of other specified goods and services applicable to the Internet and Internet businesses.

On-line Content Regulations - Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on eXmailit.com. Legislation regulating on-line content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues.

Data Privacy Concerns - The Federal Trade Commission and several other U.S. and non-US regulatory agencies have adopted new data privacy laws, rules and regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish certain procedures to, among other things:

(a) give adequate notice to consumers regarding information collection and disclosure practices;

(b) provide consumers with the ability to have personal identifying information deleted from a company's database;

(c) provide consumers with access to their personal information and with the ability to rectify inaccurate information;

(d) clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's website; and

(e) obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

Legislative proposals have been made by the federal government that would afford broader protection to owners of databases of information, such as stock quotes and sports scores. Such protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to websites. In addition, such legislation could create potential liability for unauthorized use of such data.

Employees
---------
At the present time, we have no employees, other than our officers and directors, who devote their time as needed to our business. Mr. Ryan has been devoting approximately 30-40 hours per week on the research and development of our software and will continue to work whatever hours per week are required to implement our business plans. Mr. Gardner spends approximately 2-5 hours per week researching our legal issues and will continue to do so until his services are no longer needed on a weekly basis. During the next six months, we intend to contract two computer programmers to assist in the development of the eXmail software and eXmailit.com website.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
We expect our current cash in the bank of $41,666 at March 31, 2002, plus revenues we expect to derive from our business operations to satisfy our cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. Our auditors, however, expressed the opinion on April 8, 2002 that, unless we realize a substantial infusion of cash, it is doubtful we can sustain our business as a going concern.

The majority of research and development of the eXmail software has been done by our President, Kevin Ryan, at zero cost to us, however, during the fourth quarter of 2002, we intend to hire outside consultants to assist us in completing the software to bring it beta testing and release sometime in late 2002 or early 2003. Following is our projected timetable and benchmark dates for each milestone of our plan of operation:

--	October 2002 - Locate and secure facilities in
   Nassau, Amsterdam and Singapore.

-- December 2002 - Hire a program consultant for review of beta program, as the core elements of the eXmail program should be completed.

-- January, 2003 - Release of beta program for testing, after review and incorporation of changes/fixes.

--    January through March, 2003 - beta testing.

-- April/May, 2003 - Release of first revision of final release of eXmail software program.

Once the software is released, we will continuously review and respond to clients and their ideas for improvements and development of new functions to the eXmail program.

As of the date of this registration statement, we have not yet commenced business operations or generated any revenues. During the next 12 months, we intend to spend approximately $10,000 on research and development, which is the total amount we anticipate we will need to get our software operational.
We do not intend to purchase any significant property or equipment during the next 12 months.

Results of Operations
---------------------
For the period from inception to December 31, 2000, the year ended December 31, 2001, and the quarter ended March 31, 2002, we had no revenues and incurred net operating losses of $28,224, $46,241 and $5,662, respectively, consisting of general and administrative expenses, research and software development costs and legal and professional fees incurred in connection with the filing of our initial public offering documents in the State of Nevada. Net cash provided by financing activities was $3,000 for the period from inception to the year ended December 31, 2000 and $50,000 for the year ended December 31, 2001. Our ability to continue as a going concern is dependent upon our ability to generate revenues or raise funds through sale of equity securities for use in administrative and investment activities.

The due date of our loan payable in the amount of $75,000 to
 Robert Gardner, an officer and director has been extended indefinitely, with a provision that the note cannot be demanded. In addition, the interest and liquidation damages for 2001 and to year to date 2002 have been waived.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not own any property. We are currently using the business offices of one of our Directors, Robert Gardner, at 999
West Hastings Street, Suite 530, Vancouver, BC, Canada, on a rent-free basis. There is no written lease agreement or other material terms or arrangements relating to our agreement with Mr. Gardner to use his office space. The premises consist of approximately 1000 square feet, including office space, reception area and meeting facilities. At such time as these premises are no longer sufficient for our business operations, we will lease larger office space in downtown Vancouver at competitive market rates.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding
Common Stock beneficially owned on December 31, 2001 and March
31, 2002, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At December 31, 2001 and March 31, 2002, there were 4,000,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
M. Kevin Ryan                 1,500,000                37.5%
4338 Bergamo Drive
Encino, CA 91436

Robert Gardner                1,510,000               37.75%
530-999 W. Hastings Street
Vancouver, BC V6C 2W2
----------------------------
All Executive Officers and
Directors as a group
(2 persons)                   3,010,000              75.25%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age     Position(s)
----                        ---     -----------
M. Kevin Ryan                44     President, Secretary and
4338 Bergamo Drive                  Director
Encino, CA 91436

Robert Gardner               61     Treasurer and Director
530-999 W. Hastings Street
Vancouver, BC V6C 2W2

  In order to avoid a tie of the vote of our Board of Directors, we are currently seeking a candidate to serve as a third director, who will be appointed to serve until the next annual election of Directors.

Background of Officers and Directors
------------------------------------
M. Kevin Ryan has been President, Secretary and a Director of the Company since inception. From 1994 to the present, Mr. Ryan has also been the Co-Founder, President and Chief Operations Officer of Shavick Studios in Vancouver, BC., a privately-held company which produces motion pictures for theaters and television and operates full production facilities and sound stages for rent.
From 1985 to 1994, Mr. Ryan was involved in myriad aspects of independent motion picture production and television commercials in Hollywood, CA. From 1977 to 1985, Mr. Ryan was an independent computer system and program analyst in Menlo Park, CA. He attended the University of San Francisco, with a split major in physics and accounting. Mr. Ryan currently devotes approximately 30-40 hours per week to our business.

Robert Gardner has been Treasurer and a Director of the Company since the last Annual Meetings held on October 1, 2001. From 1966 to the present, Mr. Gardner has also been a practicing attorney in Vancouver, British Columbia, Canada and, since 1986, has also been a Queen's council. Mr. Gardner is currently also a director of Global Light Telecommunications, Inc., a publicly traded company on the American Stock Exchange and National Gold Corporation, a publicly traded company on the Canadian Venture Exchange. Mr.

Gardner graduated from the University of Cambridge, England in 1965 with a Master of Arts degree and a Master of Laws degree. He was admitted to the Bar of England and Wales in 1964 and admitted to the Bar in British Columbia, Canada in 1966.
Mr. Gardner currently devotes approximately 5 hours of his time as required to our business.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf. Therefore, no summary compensation tables are included herein.

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
 On August 12, 2000, Robert Gardner, an officer and director, loaned the company $75,000, repayable on August 12, 2001 at an interest rate of 15% per annum, at the option of the holder. The terms of the loan payable provide that if payment is not made within 30 days of the due date, then liquidation damages equal to 5% of the overdue amount will be added to the balance owing. The interest to and including March 31, 2002 and the liquidation damages have been waived by Mr. Gardner and the loan repayment has been extended indefinitely, with a provision that the note cannot be demanded.

We are currently using the business offices of Robert Gardner, an officer and director, at 999 West Hastings Street, Suite 530, Vancouver, BC, Canada, on a rent-free basis. There is no written lease agreement or other material terms or arrangements relating to our agreement with Mr. Gardner to use his office space. The premises consist of approximately 1000 square feet, including office space, reception area and meeting facilities.

We do not currently have any related transactions and have not yet formulated a policy for the resolution of any conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
At March 31, 2002 and December 31, 2001, there were 4,000,000 shares of Common Stock issued and outstanding.

Common Stock
------------
The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

R> There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Signature Stock Transfer of Dallas, Texas, an independent stock transfer agency.

                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
At March 31, 2002 and December 31, 2001, there were 31 shareholders of record, holding a total of 4,000,000 shares of our Common
Stock. The Common Stock is currently listed for trading in the pink sheets under the symbol, EXMA; however, trading has not yet commenced.

A total of 3,010,000 shares our held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 990,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of management's knowledge, there are no material legal proceedings filed or threatened against eXmailit.com.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Parker & Co., independent chartered accountant, have been our only auditors since inception and there have been no disagreements between us and Parker & Co.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On April 30, 2000, a total of 3,000,000 shares of Common Stock were issued to our officers and directors in exchange for proprietary rights, business plans and cash in the amount of $3,000 U.S., or $.001 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company. This transaction was conducted in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made by the Issuer in transactions not involving any public offering.

On September 19, 2001, a total of 1,000,000 shares of Common Stock were issued to 30 investors in exchange for $50,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on September 21, 2000. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the Company's officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Article XII of our Articles of Incorporation and Article 5 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest.
In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                          PART F/S

Following are the audited financial statements for the years ended December 31, 2001 and 2000 and the unaudited statements for the three-month period ended March 31, 2002, prepared and reviewed, respectively, by Parker & Co., our Independent Chartered Accountants.

eXmailit.com
A DEVELOPMENT STAGE COMPANY
F I N A N C I A L   S T A T E M E N T S
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND 2001 AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
-----------------------------------------------------------------

P A R K E R  &  C O.
CHARTERED ACCOUNTANTS
Page 1 of 7
200 - 2560 Simpson Road, Richmond BC  V6X 2P9
Tel:  (604)  276-9920     Fax:  (604)  276-4577
----------------------------------------------------------------




I N D E P E N D E N T  A U D I T O R ' S  R E P O R T

We have audited the statement of financial position of eXmailit.com a development stage company, as at 31 December 2001 and 2000 and the statements of loss and deficit, cash flows and changes in stockholders' equity for the year ended 31 December 2001 and from inception, 6 April 2000, to 31 December 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2001 and 2000 and the result of its operations, cash flows and changes in stockholder's equity for the year ended 31 December 2001 and from inception, 6 April 2000, to 31 December 2001 and 2000 in accordance with generally accepted accounting principles in the United States of America.

These financial statements have been prepared assuming the company will continue as a going concern. As stated in Note 2 to the financial statements, the company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainity.

Richmond, British Columbia, Canada
12 April 2002

/s/ PARKER & CO.
CHARTERED ACCOUNTANTS


eXmailit.com
A DEVELOPMENT STAGE COMPANY
S T A T E M E N T  O F  F I N A N C I A L  P O S I T I O N
Unaudited - See Independent Auditor's Report
Page 2 of 7
---------------------------------------------------------------
AS AT 31 DECEMBER                       2001         2000
                                     ---------    ---------
CURRENT ASSETS
Cash                                   $46,613     $23,433
Due from a shareholder                       -       3,632
Deposits                                     -         131
                                    ---------    ---------
Total current assets                   46,613       27,196
                                     ---------   ---------
EQUIPMENT AND SOFTWARE, NOTE 3
Office and computer equipment and
  software, at cost                     11,732      26,739
Accumulated amortization                 3,772       3,501
                                     ---------   ---------
Unamortized cost                         7,960      23,238
                                     ---------   ---------
TOTAL ASSETS                           $54,573     $50,434
                                     =========   =========
CURRENT LIABILITIES
Accounts payable                       $ 1,038     $   658
Loans payable, Note 4                   75,000      75,000
                                     ---------   ---------
Total current liabilities               76,038      75,658
                                     ---------   ---------
DEFICENCY IN ASSETS
Share capital, Note 5                    4,000       3,000
Additional paid in capital              49,000           -
                                     ---------   ---------
Deficit accumulated during
 the development stage                 (74,465)    (28,224)
                                     ---------   ---------
Total deficiency in assets             (21,465)    (25,224)
                                     ---------   ---------
TOTAL LIABILITIES AND DEFICIENCY
IN ASSETS                              $54,573     $50,434
                                     =========   =========


eXmailit.com
A DEVELOPMENT STAGE COMPANY
S T A T E M E N T  O F  R E S U L T S  OF  O P E R A T I O N S
Audited - See Independent Auditor's  Report
Page 3 of 7
-----------------------------------------------------------------
                               FROM                       FROM
                               INCEPTION,    FOR THE      INCEPTION,
                               6 APRIL 2001  YEAR         6 APRIL 2000
                               TO            ENDED        TO
                               31 DECEMBER   31 DECEMBER  31 DECEMBER
                               2001          2001         2000
                               -----------   -----------  -----------
EXPENSES
Accounting                     $     1,081   $      409   $       672
Advertising                            647            -           647
Amortization                         8,484        4,983         3,501
Bank charges                           638          356           282
Dues and subscriptions               1,438        1,317           121
Legal and professional fees         37,697       27,807         9,890
Office supplies                      2,974        1,347         1,627
Postage and courier                    409          187           222
Rent                                 7,445          355         7,090
Telephone                            2,771        1,405         1,366
Travel                               7,621        5,109         2,512
Utilities                              153           -            153
Exchange losses                      3,661        2,999           662
                              ------------   ----------   -----------
Total expenses                      75,019       46,274        28,745
                              ------------   ----------   -----------
OTHER INCOME
Interest earned               $        554   $      33    $       521
                              ------------   ----------   -----------

LOSS BEFORE INCOME TAXES          (74,465)     (46,241)      (28,224)
INCOME TAXES, NOTE 7                    -            -             -
                              ------------   ----------   ----------
LOSS                             (74,465)      (46,241)      (28,224)
                              ============   ==========   ==========
LOSS PER SHARE, NOTE 8            ($0.02)       ($0.01)       ($0.01)
                              ============   ==========  ===========
WEIGHTED AVERAGE NUMBER
OF SHARES                      3,140,000     3,280,000    3,000,000
                              ============  ===========  ===========


eXmailit.com
A DEVELOPMENT STAGE COMPANY
S T A T E M E N T  O F  C A S H  F L O W S
Audited - See Independent Auditor's  Report
Page 4 of 7
-----------------------------------------------------------------
                                  FROM                       FROM
                                  INCEPTION     FOR THE      INCEPTION,
                                  6 APRIL 2000  YEAR         6 APRIL 2000
                                  TO            ENDED        TO
                                  31 DECEMBER   31 DECEMBER  31 DECEMBER
                                  2001          2000         2000
                                -----------    ------------  ------------
CASH PROVIDED (USED) FROM OPERATIONS
Net loss                        $  (74,465)    $  ($46,241)  $  ($28,224)
  Items not involving cash
  Amortization of equipment and
    software cost                    8,484           4,983         3,501
  Office equipment exchanged for
    consulting services             15,354          15,354             -
                                ----------     -----------   -----------
  Total cash used for the loss     (50,627)        (25,904)      (24,723)
                                ----------     -----------   -----------
Changes in working capital other than cash:
  Due from a shareholder                 0           3,632        (3,632)
  Deposit                                0             131          (131)
  Accounts payable                   1,038             380           658
  Loan payable                      75,000               -        75,000
                                ----------     -----------   -----------
  Total changes in working
   capital                          76,038           4,143        71,895
                                ----------     -----------   -----------
Total cash used in operations       25,411         (21,761)       47,172
                                ----------     -----------   -----------
CASH PROVIDED (USED) BY INVESTMENT ACTIVITY
Acquisition of equipment and
  software                         (42,798)         (5,059)     (26,739)
                                ----------     -----------   -----------
CASH PROVIDED (USED) BY FINANCING ACTIVITY
Issue of common stock               53,000          50,000        3,000
                                ----------     -----------   -----------
Total cash provided by financing    53,000          50,000        3,000
                                ----------     -----------   -----------
CASH CHANGE                         46,613          23,180       23,433
CASH BEGINNING                           -          23,433            -
                                ----------     -----------   -----------
CASH ENDING                     $   46,613     $    46,613   $   23,433
                                ==========     ===========   ===========
COMPRISED OF:
Cash                            $   46,613     $    46,613   $   23,433
                                ==========     ===========   ===========

eXmailit.com
A DEVELOPMENT STAGE COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND 2001 AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
Page 5 of 7
----------------------------------------------------------------
                          COMMON   COMMON   ADDITIONAL  DEFICIT      TOTAL
                          STOCK    STOCK    PAID IN     ACCUMULATED  DEFICIENCY
CONSIDERATION             ISSUED   AMOUNT   CAPITAL     DURING THE   IN ASSETS
                                                        DEVELOPMENT
                                                        STAGE
--------------------     --------- ------   --------    ----------  ----------
Private placement
for cash on
10 April 2000            3,000,000  $3,000   $      0                $  3,000

Net loss from
inception, 6 April
2000, to
31 December 2000                                        ($28,224)     (28,224)
                         ---------  ------   --------    --------    --------

Balance as at
31 December 2000         3,000,000   3,000           -   (28,224)     (25,224)

Private placement
for cash on
20 September 2001        1,000,000   1,000      49,000                 50,000

Net loss for the
year ended
31 December 2001                                        (46,241)      (46,241)
                        ---------  ------    --------   -------       -------

Balance as at
31 December 2001        4,000,000  $4,000      $49,000 ($74,465)     $(21,465)
                        =========  ======      =======  ========     ========

eXmailit.com
A DEVELOPMENT STAGE COMPANY
N O T E S  T O  T H E  F I N A N C I A L  S T A T E M E N T S
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000 AND 2001
AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
Page 6 of 7

Note 1   THE CORPORATION AND ITS BUSINESS

eXmailit.com was incorporated in the State of Nevada, United States on 6 April 2000. The company has a total of 100,000,000 authorized shares with a par value of $0.001 per share with 4,000,000 shares issued and outstanding as at 31 December 2001.

The company has offices in Vancouver, British Columbia, Canada. The company has been organized to operate an online email to mail service network on the internet. The company is presently establishing itself as a going concern. Operations started in the month of April 2000. The fiscal year end of the Company is 31 December.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared using United States Generally Accepted Accounting Principles as established by the American Institute of Certified Public Accountants and have been stated in United States dollars rounded to the nearest whole dollar except for the loss per share which has been rounded to the nearest cent. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activities have just begun and insufficient revenue has been generated to sustain the company as a going concern without the infusion of additional capital.

 Assets and liabilities of operations on foreign countries are translated into U.S. dollars using the exchange rate at the statement of financial postiion date for monetary assets and liabilities or the historical rates for the nonmonetary assets. Accordingly, the company's primary functional currency is the Canadian dollar and as a result, the company operates a Canadian dollar bank account which was translated into United States of America dollars at the exchange rate at the statement of financial position date. Transactions made in Canadian dollars or other foreign currencies were translated at the average exchange rates prevailing throughout the year. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders' equity, while gains and losses resulting from foreign currency translations are inlcuded in operations.

Revenue is recorded as a sale at the time the services contracted for have been completed. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Equipment and software are all amortized at 20% on the declining balance.

Note 3    EQUIPMENT AND COMPUTER SOFTWARE

                          ACCUMULATED    UNAMORTIZED  UNAMORTIZED
              AT COST     AMORTIZATION     COST          COST
            31 DECEMBER   31 DECEMBER    31 DECEMBER  31 DECEMBER
COMPRISED OF:   2001          2001          2001         2000
------------    ----------  ------------  ----------- -----------
Office
furniture      $1,982        $    673       $1,309     $1,713

Computer
equipment           -              -             -     13,317

Computer
software        5,616           1,751        3,865      4,613

Leasehold
improvements    4,134           1,348        2,786      3,595
              -------         -------       ------    -------
              $11,732          $3,772       $7,960    $23,238
              =======          ======       ======    =======

eXmailit.com
A DEVELOPMENT STAGE COMPANY
N O T E S  T O  T H E  F I N A N C I A L  S T A T E M E N T S
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
Page 7 of 7

Note 4  LOANS PAYABLE

The loans payable were repayable on August 12, 2001. Interest at the rate of 15% per annum may be charged after the loans maturity at the option of the holder. If payment is not paid within 30 days of the due date, then liquidation damages equal to 5% of the overdue amount will be added to the balance owing. The interest for 2001 and the liquiation damages have been waived and the loan repayment terms have been extended indefinitely, with a provision that the notes cannot be demanded.

NOTE 5   SHARE CAPITAL

The authorized share capital is 100,000,000 shares with a par value of $0.001.

4,000,000 common share have been issued as follows:

                                             ADDITIONAL
                                     SHARE   PAID IN
CONSIDERATION      DATE      ISSUED  CAPITAL CAPITAL    TOTAL
-----------------  ------   -------- ------- ---------  -----
Private placement
for cash
                    4-10-00 3,000,000 $3,000 $  0      $3,000

Private placement
for cash            9-20-01 1,000,000  1,000   49,000  50,000
                   --------- --------  ------ -------  ------
Balance as at      12-31-01 4,000,000 $4,000  $49,000 $53,000
                   ======== ========= ======  ======= =======

Note 6   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 12, 2000, Robert Gardner, an officer and director, loaned the company $75,000, repayable on 12 August 2001 at an interest rate of 15% per annum, at the option of the holder. The terms of the loans payable provide that if payment is not made within 30 days of the due date, then liquidation damages equal to 5% of the overdue amount will be added to the balance owing. The interest to and including 21 December and the liquidation damages have been waived by Mr. Gardner and the loan repayment has been extended indefinitely, with a provision that the note cannot be demanded.

The company is currently using the business offices of Robert Gardner, an officer and director, at 999 West Hastings Street, Suite 530, Vancouver, B.C., Canada, on a rent-free basis. There is no written lease agreement or other material terms or arrangements relating to the company's agreement with Mr. Gardner to use his office space. The premises consist of approximately 1000 square feet, including office space.

eXmailit.com
A DEVELOPMENT STAGE COMPANY
N O T E S  T O  T H E  F I N A N C I A L  S T A T E M E N T S
FROM INCEPTION, 6 APRIL 2000, TO 31 DECEMBER 2000
AND FOR THE YEAR ENDED 31 DECEMBER 2001
Audited - See Independent Auditor's  Report
Page 8 of 8


Note 6  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


The officers and directors of the company are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the company and their own business interests. The company has not formulated a policy for the resolution of such a conflict.

Note 7   INCOME TAXES

Income taxes on the loss has not been reflected in these financial statements as it is not virtually certain that this loss will be recovered before the expiry period of the loss carry forwards.

Note 8   LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share is calculated on the weighted average number of common shares that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options or similar rights were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same.

eXmailit.com
A DEVELOPMENT STAGE COMPANY
I N T E R I M  F I N A N C I A L   S T A T E M E N T S
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Engagement Report
-----------------------------------------------------------------

P A R K E R  &  C O.
CHARTERED ACCOUNTANTS
Page 1 of 7
200 - 2560 Simpson Road, Richmond BC  V6X 2P9
Tel:  (604)  276-9920     Fax:  (604)  276-4577
----------------------------------------------------------------




INDEPENDENT REVIEW ENGAGEMENT REPORT

We have reviewed the interim statement of financial position of eXmailit.com, a development stage company as at 31 March 2002 and 2001 and the interim statements of results of operations, cash flows and the interim statement of changes in stockholders' equity from inception, 6 April 2000 to 31 March 2002, in accordance with the standards established by the American Institute of Certified Public Accountants. These interim financial statements are the responsibility of the company's management.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards in the United States, the statements of financial position as at 31 December 2001, and the statements of results of operation and cash flow for the year then ended and the statement of changes in shareholders' equity from inception, 6 April 2000 to 31 December 2001; and in our report dated 12 April 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying interim statement of financial position as of 31 March 2002, is fairly stated in all material respects in relation to the statement of financial position from which it has been derived.

These interim financial statements have been prepared assuming the company will continue as a going concern. As stated in Note 2 to the interim financial statements, the company will rquire an infusion of capital to sustain itself. This requirement for additional capital raises substandial doubt about the company's ability to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Richmond, British Columbia, Canada
24 April 2002

/s/ PARKER & CO.
CHARTERED ACCOUNTANTS

eXmailit.com
A DEVELOPMENT STAGE COMPANY
S T A T E M E N T  O F  F I N A N C I A L  P O S I T I O N
Unaudited - See the Review Engagement Report
Page 2 of 7
---------------------------------------------------------------

AS AT 31 MARCH                        2002        2001
                                   ---------    ---------
CURRENT ASSETS
Cash                                 $41,666     $12,704
                                   ---------   ---------
Total current assets                  41,666      12,704
                                   ---------   ---------

EQUIPMENT AND SOFTWARE, NOTE 3
Office and computer equipment and
  software, at cost                   11,732      29,138
Accumulated amortization              4,512        4,650
                                  ---------    ---------
Unamortized cost                      7,220       24,488
                                  ---------    ---------
TOTAL ASSETS                        $48,886      $37,192
                                  =========    =========
CURRENT LIABILITIES
Accounts payable                    $ 1,013     $     0
Loans payable, Note 4                75,000      75,000
                                  ---------   ---------
Total current liabilities            76,013      75,000
                                  ---------   ---------
STOCKHOLDERS' EQUITY (DEFICENCY IN ASSETS)
Share capital, Note 5                 4,000       3,000
Additional paid in capital           49,000           -
Deficit accumulated during
 the development stage              (80,127)    (40,808)
                                  ---------   ---------
Total stockholders' equity
  (deficiency in assets)            (27,127)    (37,808)
                                  ---------   ---------

TOTAL LIABILITIES AND DEFICIENCY
IN ASSETS                           $48,886     $37,192
                                  =========   =========

eXmailit.com
A DEVELOPMENT STAGE COMPANY
S T A T E M E N T  O F  L O S S  A N D  D E F I C I T
Unaudited - See the Review Engagement  Report
Page 3 of 7
----------------------------------------------------------

                                FROM        FOR THE    FOR THE
                                INCEPTION    THREE      THREE
                                6 APRIL      MONTHS     MONTHS
                                2000 TO      ENDED      ENDED
                                31 MARCH     31 MARCH   31 MARCH
                                2002         2002       2001
                                --------     --------   --------
EXPENSES
Accounting                      $  1,081     $     0    $     0
Advertising                          647           0          0
Amortization                       9,224         740      1,149
Bank charges                         668          30          9
Dues and subscriptions             1,513          75         59
Legal and professional fees       41,033       3,336      2,935
Office supplies                    3,064          90      2,215
Postage and courier                  462          53          7
Rent and utilities                 7,698           0          0
Telephone                          3,136         365        189
Travel and Entertainment           7,621          -       3,068
Exchange losses                    4,634         973      2,953
                                --------    --------    -------
Total expenses                    80,681       5,662     12,584

OTHER INCOME
Interest earned                     554           0          0
                                --------    --------    -------
LOSS BEFORE INCOME TAXES        (80,127)      (5,662)   (12,584)
INCOME TAXES, NOTE 7                  -           -           -
                                --------    --------    -------
LOSS                            (80,127)      (5,662)   (12,584)

LOSS PER SHARE, NOTE 8           ($0.02)      ($0.00)    ($0.00)
                                ========    ========    =======
WEIGHTED AVERAGE NUMBER        3,266,500   4,000,000   3,000,000
OF SHARES                      =========   =========   =========


eXmailit.com
A DEVELOPMENT STAGE COMPANY
S T A T E M E N T  O F  C A S H  F L O W S
Unaudited - See the Review Engagement Report
Page 4 of 7
-----------------------------------------------------------------
                                     FROM       FOR THE    FOR THE
                                     INCEPTION  THREE      THREE
                                     6 APRIL    MONTHS     MONTHS
                                     2000 T0    ENDED      ENDED
                                     31 MARCH   31 MARCH   31 MARCH
                                     2002       2002       2001
                                     ---------  --------   --------
CASH PROVIDED (USED) FROM OPERATIONS
Net loss                            ($80,127)  ($ 5,662)  ($12,584)
  Items not involving cash
  Amortization of equipment and
    software cost                      9,224        740      1,149
  Office equipment exchanged
  for consulting services             15,354          -          -
                                    --------   --------    -------
  Total cash used for the loss       (55,549)   (4,922)   (11,435)
                                    --------   --------    -------
Changes in working capital other than cash:
  Due from a shareholder                   -         -      3,632
  Deposits                                 -         -        131
  Accounts payable                     1,013       (25)      (658)
  Loan payable                        75,000         -          -
                                    --------   --------   -------
  Total changes in working capital    76,013       (25)     3,105
                                    --------   --------   -------
Total cash used in operations         20,464    (4,947)    (8,330)
                                    --------   --------   -------
  CASH PROVIDED (USED) BY INVESTMENT ACTIVITY
Acquisition of equipment and
  software                          (31,798)        -      (2,399)
                                    --------  ---------   -------
CASH PROVIDED (USED) BY FINANCING ACTIVITY
Issue of common stock                53,000         -           -
                                   --------   ---------   -------
Total cash provided by financing     53,000         -           -
                                   --------   ---------   -------
CASH CHANGE                          41,666     (4,497)   (10,729)
CASH BEGINNING                            -     46,613     23,433
                                   --------   ---------   -------
CASH ENDING                        $ 41,666   $ 41,666    $12,704
                                   ========   =========   =======
COMPRISED OF:
Cash                               $ 41,666   $ 41,666    $12,704
                                   ========   =========   =======

eXmailit.com
A DEVELOPMENT STAGE COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Enagement Report
Page 5 of 7
-------------------------------------------------------------
                      COMMON     COMMON     ADDITIONAL
                      STOCK      STOCK      PAID IN
CONSIDERATION         ISSUED     AMOUNT     CAPITAL   DEFICIT   TOTAL
------------------  ---------   -----       -------   -------  -------
Private placement
for cash on
10 April 2000        3,000,000  $3,000     $      0            $ 3,000


Net loss from
inception, 6 April
2000, to
31 December 2000                                     ($28,224) (28,224)
                      ---------  ------   --------   --------  -------
Balance as at
31 December 2000    3,000,000   3,000           -     (28,224) (25,224)

Net loss for
the three months
ended 31 March 2001                                   (12,584) (12,584)
                    ---------  ------      --------   -------  -------
Balance as at
31 March 2001       3,000,000   3,000           -     (40,808) (37,808)

Private placement
for cash on
20 September 2001   1,000,000   1,000       49,000              50,000

Net loss for the
nine months ended
31 December 2001                                      (33,657) (33,657)
                      ---------  ------    --------    -------
Balance as at
31 December 2001    4,000,000  $4,000      $49,000   ($74,465) (21,465)

Net loss for the
three months
ended 31 March 2002                                    (5,662)  (5,662)
                      ---------  ------    -------    --------  ------
Balance as at
31 March 2002       4,000,000  $4,000      $49,000   ($80,127) ($27,127)
                    =========  ======      =======    ========  =======


eXmailit.com
A DEVELOPMENT STAGE COMPANY
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FROM INCEPTION, 6 APRIL 2000 TO 31 MARCH 2002 AND
FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Engagement Report
Page 6 of 7

Note 1   THE CORPORATION AND ITS BUSINESS

eXmailit.com was incorporated in the State of Nevada, United States on 6 April 2000. The company has a total of 100,000,000 authorized shares with a par value of $0.001 per share with 4,000,000 shares issued and outstanding at 31 March 2002.

The company has offices in Vancouver, British Columbia, Canada. The company has been organized to operate an online email to mail service network on the internet. The company is presently establishing itself as a going concern. Operations started in the month of April 2000. The fiscal year end of the Company is 31 December.

Note 2   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These interim financial statements have been prepared using United States Generally Accepted Accounting Principles as established by the American Institute of Certified Public Accountants and have been stated in United States dollars rounded to the nearest whole dollar except for the loss per share which has been rounded to the nearest cent. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activities have just begun and insufficient revenue has been generated to sustain the company as a going concern without the infusion of additional capital.

 Assets and liabilities of operations on foreign countries are translated into U.S. dollars using the exchange rate at the statement of financial postiion date for monetary assets and liabilities or the historical rates for the nonmonetary assets. Accordingly, the company's primary functional currency is the Canadian dollar and as a result, the company operates a Canadian dollar bank account which was translated into United States of America dollars at the exchange rate at the statement of financial position date. Transactions made in Canadian dollars or other foreign currencies were translated at the average exchange rates prevailing throughout the year. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders' equity, while gains and losses resulting from foreign currency translations are inlcuded in operations.

Revenue is recorded as a sale at the time the services contracted for have been completed. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Equipment and software are all amortized at 20% on the declining balance.

Note 3    EQUIPMENT AND COMPUTER SOFTWARE

                           ACCUMULATED   UNAMORTIZED   UNAMORTIZED
               AT COST     AMORTIZATION  COST          COST
               31 MARCH    31 MARCH      31 MARCH      31 MARCH
COMPRISED OF:  2001        2001          2001          2000
------------   ---------  ------------  ----------- -----------
Office
furniture      $1,982       $808         $1,174       $1,645

Computer
equipment          -         -              -         14,710

Computer
software        5,616      2,088          3,528        4,673

Leasehold
improvements    4,134      1,616          2,518       3,460
              -------    -------         ------     -------
              $11,732     $4,512         $7,220     $24,448
              =======     ======         ======     =======

eXmailit.com
A DEVELOPMENT STAGE COMPANY
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FROM INCEPTION, 6 APRIL 2000 TO 31 MARCH 2002 AND
THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
Unaudited - See the Review Engagement Report
Page 7 of 7

Note 4  LOANS PAYABLE

The loans payable were repayable on August 12, 2001. Interest at the rate of 15% per annum may be charged after the loans maturity at the option of the holder. If payment is not paid within 30 days of the due date, then liquidation damages equal to 5% of the overdue amount will be added to the balance owing. The interest for 2001 and the liquidation damages have been waived and the loans repayment terms have been extended indefinitely, with a provision that the notes cannot be demanded.

NOTE 5   SHARE CAPITAL

The authorized share capital is 100,000,000 shares with a par value of $0.001.

4,000,000 common share have been issued as follows:

                                            ADDITIONAL
                                    SHARE   PAID IN
CONSIDERATION        DATE   ISSUED  CAPITAL CAPITAL   TOTAL
-----------------  ------- -------- ------- --------- -------
Private placement
for cash
                   4-10-00 3,000,000 $3,000 $   0     $3,000

Private placement
for cash           9-20-01 1,000,000  1,000  49,000   50,000
                           ---------  -----  ------  -------
Balance as at     3-31-02  4,000,000 $4,000 $49,000  $53,000
                           ========= ====== =======  =======

NOTE 6  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 12, 2000, Robert Gardner, an officer and director, loaned the company $75,000, repayable on 12 August 2001 at an interest rate of 15% per annum, at the option of the holder. The terms of the loans payable provide that if payment is not made within 30 days of the due date, then liquidation damages equal to 5% of the overdue amount will be added to the balance owing. The interest to and including 21 December and the liquidation damages have been waived by Mr. Gardner and the loan repayment has been extended indefinitely, with a provision that the note cannot be demanded.

The company is currently using the business offices of Robert Gardner, an officer and director, at 999 West Hastings Street, Suite 530, Vancouver, B.C., Canada, on a rent-free basis. There is no written lease agreement or other material terms or arrangements relating to the company's agreement with Mr. Gardner to use his office space. The premises consist of approximately 1000 square feet, including office space.

The officers and directors of the company are involved in other business activities and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the company and their own business interests. The company has not formulated a policy for the resolution of such a conflict.

NOTE 7  INCOME TAXES

Income taxes on the loss has not been reflected in these financial statements as it is not virtually certain that this loss will be recovered before the expiry period of the loss carry forwards.

NOTE 8  LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share is calculated on the weighted average number of common shares that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options or similar rights were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same.

                         PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------


Exhibit No.	     Description		             Page No.
-----------      -----------             	       --------

   3(i)          Articles of Incorporation          **
                 and Amendments

   3(ii)         Bylaws                             **


** These exhibits, required to be filed herein, can be found in their entirety in the original Form 10SB Registration
Statement, filed on April 29, 2002, under SEC File Number
0-49763.


                           SIGNATURES
                           ----------


In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               eXmailit.com, a Nevada corporation

Date:  July 15, 2002         By:/s/ M. Kevin Ryan, President,
                               Secretary and Director

Date:  July 15, 2002         By:/s/ Robert Gardner, Treasurer
                               and Director